PRELIMINARY

OFFERING CIRCULAR
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

AVENTURA EQUITIES, INC.

(Exact name of issuer as specified in its charter)

Commission File Number 0-32333

FLORIDA
(State or other jurisdiction of incorporation or organization)

P.O. Box 55, Mc Henry, Illinois 60051-0055
(Mailing address, including zip code, and telephone number, including area code of issuer's principal executive office)

c/o: FRANCIS P. MANZO III,
5402 BRITTANY, MC HENRY, IL 60050
815-575-4815
(Name, address, including zip code, and telephone number, including area code, of agent for service)

2000	**65-0972865**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

COPY WITH CHANGES HIGHLIGHTED IN YELLOW.

AVENTURA EQUITIES, INC.

Best Efforts Offering of Shares of Common Stock having a market value of up to $1,500,000

Offering Price per Share: $.15
See: Detail of the Offering

Maximum Offering: 10,000,000 Shares

Investing in the common stock involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on page 3.

The proposed sale will begin upon receipt of **qualification** from the SEC and will continue until **June 1, 2010** or until this Offering is completed. The shares offered hereby are offered on a "best efforts" basis. No minimum sale is required, and there is no minimum offering.

We are offering a maximum of 10,000,000 shares of our Common Stock (the "Shares").

There is a public market for the Shares with the symbol AVNE.PK, with Bid and Ask closing price of $0.25 and $0.09 respectively on of June 1, 2009

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SHARES OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND AN INVESTMENT IN SHARES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION FROM THE OFFERING PRICE. SEE "RISK FACTORS" AND "DILUTION."

THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

	Number of Units Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company (3)
Per Share	——	$ 0.15	——	$ 0.15
Total Minimum	0	$ 0	——	$ 0
Total Maximum	10,000,000	$ 1,500,000	——	$ 1,500,000

(1) We are offering a maximum of 10,000,000 units at the price indicated. See "Terms of the Offering."
(2) We do not intend to use a placement agent or broker for this Offering.
(3) Before deducting offering expenses payable by us for legal, consulting and accounting costs estimated to be approximately $ 10,000.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of **32** pages.

The date of this Offering Circular is June 1, 2009.

Investment in small businesses involves a high degree of risk, and investors should not invest any funds in this offering unless they can afford to lose their entire investment. See Risk Factors that management believed present the most substantial risk to an investor in this offering

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any Federal or state Securities Commission or Regulatory Authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offense.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any Offering Circular or selling literature. These securities are offered under an exemption from registration. However, the Commission has not made an independent determination that these securities are exempt from registration.

No State registration: The Company has not as yet registered these securities for sale in any state. The Company can undertake no assurance that State Laws are not violated through the further sale of its securities. The issuer intends to register its shares for sale in those States in which there are indications of sufficient interest. So far, no Shares have been offered and therefore there have been no indication of interest from any State.

No person has been authorized to give any information or to make any representations in connection with the offer made by this offering circular, nor has any person been authorized to give any information or make any representations other than those contained in this offering circular, and if given or made, such information or representations must not be relied upon. This offering circular does not constitute an offer to sell or solicitation of an offer to buy in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this offering circular nor any sale made hereunder shall, under any circumstances, create an implication that there as has been no change in the affairs of our company since the date hereof.

This offering circular may not be reproduced in whole or in part. The use of this offering circular for any purpose other than an investment in the Units described herein is not authorized and is prohibited.

This offering is subject to withdrawal, cancellation or modification by the Company at any time and without notice. The Company reserves the right in its sole discretion to reject any subscription in whole or in part notwithstanding tender of payment or to allot to any prospective investor less than the number of units subscribed for by such investor.

The offering price of the units to which this offering circular relates has been determined by the Company and does not necessarily bear any specific relation to the assets, book value or potential earnings of the Company or any other recognized criteria of value.

NASAA UNIFORM LEGEND:
IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR FLORIDA RESIDENTS ONLY:
EACH FLORIDA RESIDENT WHO SUBSCRIBES FOR THE PURCHASE OF UNITS HEREIN HAS THE RIGHT, PURSUANT TO SECTION 517.061(11) (A) (5) OF THE FLORIDA SECURITIES ACT, TO WITHDRAW HIS SUBSCRIPTION FOR THE PURCHASE AND RECEIVE A FULL REFUND OF ALL MONIES PAID WITHIN THREE (3) BUSINESS DAYS AFTER THE EXECUTION OF THE SUBSCRIPTION AGREEMENT OR PAYMENT FOR THE PURCHASE HAS BEEN MADE, WHICHEVER, IS LATER. WITHDRAWAL WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH THIS WITHDRAWAL, A SUBSCRIBER NEED ONLY SEND A LETTER OR TELEFAX TO THE COMPANY AT THE ADDRESS SET FORTH IN THIS OFFERING CIRCULAR INDICATING HIS/HER INTENTION TO WITHDRAWAL.

SUCH LETTER OR TELEFAX SHOULD BE SET AND POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED THIRD BUSINESS DAY. IT IS ADVISABLE TO SEND SUCH LETTER BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ENSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME IT WAS MAILED. IF THE REQUEST IS MADE ORALLY, IN PERSON OR BY TELEPHONE TO AN OFFICER OF THE COMPANY, A WRITTEN CONFIRMATION THAT THE REQUEST HAS BEEN RECEIVED SHOULD BE REQUESTED.

THE SHARES REFERRED TO HEREIN WILL BE SOLD TO AND ACQUIRED BY THE HOLDER IN A TRANSACTION EXEMPT UNER 517.061 OF THE FLORIDA SECURITIES ACT. THE COMMON STOCK HAS NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA

FOR ILLINOIS RESIDENTS:
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECRETARY OF STATE OF ILLINOIS OR THE STATE ILLINOIS, NOR HAS THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

FOR NEW YORK RESIDENTS:
THIS OFFERING CIRCULAR HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THIS PRIVATE OFFERING MEMORANDUM DOES NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE, NOT MISLEADING. IT CONTAINS A FAIR SUMMARY OF MATERIAL TERMS AND DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

FOR OHIO RESIDENTS:
THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE OHIO SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR ALL RESIDENTS OF ALL STATES:
THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS MAY MAKE AN INDEPENDENT EXAMINATION OF ALL BOOKS, RECORDS AND OTHER DOCUMENTS OF THE COMPANY TO THE EXTENT AN INVESTOR DEEMS IT NECESSARY, AND SHOULD NOT RELY ON THE COMPANY OR ANY OF THE COMPANY'S EMPLOYEES OR AGENTS WITH RESPECT TO JUDGMENTS RELATING TO AN INVESTMENT IN THE COMPANY WHICH A PROSPECTIVE INVESTOR REASONABLY REQUESTS TO INSPECT OR HAVE DISCLOSED TO HIM WILL BE MADE AVAILABLE OR DISCLOSED WUBJECT TO RECEIPT OF REASONABLE ASSURANCES THAT SUCH MATTERS WILL BE MAINTAINED IN CONFIDENCE.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	**Position(s) Held**
Francis P. Manzo III	President, Secretary, Chief Operating Officer and Director
Richard J. Lucchesi	Director
Ted Wordlaw	Director

None of our directors or executive officers has, during the past three years, (1) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within three years prior to that time; (2) been convicted in a criminal proceeding or subject to a pending criminal proceeding; (3) been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; or (4) been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

There are no family relationships between any two or more of our directors or executive officers. There are no arrangements or understandings between any two or more of our directors or executive officers. There is no arrangement or understanding between any of our directors or executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current board of directors. There are also no arrangements, agreements or understandings between non-management shareholders that may directly or indirectly participate in or influence the management of our affairs.

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Aventura Equities, Inc.'s affiliates who own 10% or more of any class of our preferred or capital stock:

Name and Address of Beneficial Owner	Shares of Voting Stock Beneficially Owned	Percentage of Total Voting Beneficially Owned
Francis P. Manzo III. (1) (2)	300,000,000 Class A Preferred	100%
Francis P. Manzo III (1) (2)	50,000,000 Class B Preferred	100%
Francis P. Manzo III (1) (2)	5,000,000 Common	78%

(1) Francis P. Manzo III is the president and CEO of Aventura Equities, Inc. The shares noted above are owned by Appletree Capital Ltd. of which Francis P. Manzo III is the sole shareholder thereof.
(2) Address: P. O. Box 55, Mc Henry, Illinois 60051-0055

(f) (g) Promoters and Affiliates of the issuer

Appletree Capital Ltd.
and Francis P. Manzo III
5402 Brittany Drive
Mc Henry, Illinois 60050
(815) 575-4815

(h) Counsel for Issuer and Underwriters.

At this time of this filing there is no counsel or underwriters in connection with this offering.

(i) through (m) None

Item 2. Application of Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions as set forth in Rule 262.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

At present no shares of the issuer will be offered through underwriters, dealers, or salesmen.

The offering will be made through officers and directors of the issuer, and no offering will be made by advertisements, mail, telephone, or otherwise, except to the extent that officers and directors of the issuer utilize the telephone, facsimile, mail, and similar communication mediums to communicate with potential investors with which they have a pre-existing relationship, or have developed a relationship, concerning the offering. The issuer intends to make this offering in the following states:

California
Nevada
Texas
Illinois
Florida
New York

Item 5. Unregistered Securities Issued or Sold Within One Year.

The issuer has issued Preferred and Common Shares In the past two years preceding the date of this Preliminary Offering Circular. The Company issued 150,000,000 Preferred Shares Class A to Appletree Capital Ltd. in exchange for capital (cash) contributions; 100,000,000 Preferred Shares Class A to Francis Manzo in exchange for his ownership in Byers Food Company (merger); and 5,000,000 Common Shares to Appletree Capital Ltd. in exchange for capital (cash) contributions.

The Company (Issuer) has issued 30,000 shares to each of its' Directors upon acceptance of their positions as Directors.

Item 6. Other Present or Proposed Offerings.

The issuer is not presently offering, nor does it presently contemplate offering, any securities other than those covered by this notification.

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these shares directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement.

None.

Item 9. use of a Solicitation of Interest Document

None used.

PART II — OFFERING CIRCULAR

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

The following summary is qualified in its entirety by the detailed information appearing elsewhere in this offering circular. See "Risk Factors" for information to be considered by prospective investors.

This Offering is being made on a "best efforts basis," and there is no minimum number of Common Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable. The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering..

This offering is not contingent on a minimum number of shares to be sold on a first come, first served basis. Any proceeds received by subscription will be deposited into the Company bank account and used based on the planned use of proceeds.

This offering involves a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and other information and our consolidated financial statements and related notes included elsewhere in this offering circular. If any of the events described below actually occur, our operating results would be dramatically adversely affected, which in turn could cause the price of our common stock to decline, perhaps significantly. Further, we may not be able to continue our operations. This means you could lose all or a part of your investment.

High Risk Factors:

- The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the Offering Circular. The following factors, in addition to the other information contained in this Offering Circular, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Offering Circular contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Business of the Company" as well as those discussed elsewhere in this Offering Circular.
- Best Efforts: This Offering is being made on a "best efforts basis". The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.
- There are no preliminary agreements or understandings with respect to loans or advances to the Company from officers, directors or principal shareholders. Following the Offering, the Company may be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, depending on how many securities are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. The Company presently has formulated limited specific plans to distribute current information to broker-dealers and will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities. Furthermore, in view of the absence of an underwriter, the relatively small size of the Offering and the duration of the Offering and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

Risk Factors Relating to Our Company and Our Business

We are a developing Company and our prospects must be considered in light of our short operating history and our shortage of working capital.

We are a developing company with a very short operating history, having been incorporated in June 1998 and re-started direct marketing of food products in 2007. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by developing companies, including dealing with a shortage of necessary funds in the very competitive marketplace in which the food products business is carried on, as well as the many risks commonly anticipated or experienced by mature companies. Our ability to operate as a going concern and to achieve profitable operations will be dependent on such factors as the success of our business model and marketing strategy, market penetration of existing products, competition, future brand additions, continued development of distribution relationships and the availability of financing. No assurance can be given that we will be able successfully to develop our business under the foregoing conditions.

We rely heavily on our independent food brokers and distributors, and this could affect our ability to efficiently and profitably distribute and market our food products, and maintain our existing markets and expand our business into other geographic markets.

Our ability to establish a market for our brands and products in new geographic distribution areas, as well as maintain and expand our existing markets, is dependent on our ability to establish and maintain successful relationships with reliable independent distributors strategically positioned to serve those areas. Many of our larger distributors sell and distribute competing products, including non-alcoholic and alcoholic beverages, and our products may represent a small portion of their business. To the extent that our distributors are distracted from selling our products or do not expend sufficient efforts in managing and selling our products, our sales will be adversely affected. Our ability to maintain our sales network and attract additional customers, food brokers and distributors will depend on a number of factors, many of which are outside our control. Some of these factors include: (i) the level of demand for our brands and products in a particular distribution area; (ii) our ability to price our products at levels competitive with those offered by competing products and (iii) our ability to deliver products in the quantity and at the time ordered by distributors.

We cannot ensure that we will be able to meet all or any of these factors in any of our current or prospective geographic areas of distribution. Further, our shortage of adequate working capital may make it impossible for us to do so. Our inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on our relationships with our customers in that particular geographic area, thus limiting our ability to maintain and expand our market, which will likely adversely effect our revenues and financial results.

We generally do not have long-term agreements with our food brokers, customers and distributors, and we expend significant time and may need to incur significant expense in attracting and maintaining key distribution.

Our marketing and sales strategy presently, and in the future, will rely on the performance of our independent food brokers and our ability to attract additional customers. Most of our sales relationships are informal (based solely on purchase orders) and are terminable by either party at will. We currently do not have, nor do we anticipate in the future that we will be able to establish, long-term contractual commitments from many of our customers. In addition, despite the terms of the written agreements with certain of our food brokerage associates, we have no assurance as to the level of performance under those agreements, or that those agreements will not be terminated. There is also no assurance that we will be able to maintain our current relationships or establish and maintain successful relationships with other food brokerage associates in new geographic areas. Moreover, there is the additional possibility that we will have to incur significant expenses to attract and maintain key sales efforts in one or more of our geographic distribution areas in order to profitably exploit our geographic markets. We may not have sufficient working capital to allow us to do so.

Because our distributors are not required to place minimum orders with us, we need to carefully manage our inventory levels, and it is difficult to predict the timing and amount of our sales.

Our customers are not required to place minimum monthly, quarterly or annual orders for our products. In order to reduce their inventory costs, our customers and independent distributors maintain low levels of inventory depending on the product. We believe that our customers and independent distributors endeavor to order products from us in such quantities, at such times, as will allow them to satisfy the demand for our products in the distribution area. Accordingly, there is no assurance as to the timing or quantity of purchases by any of our customers and independent distributors or that any of our customers and distributors will continue to purchase products from us in the same frequencies and volumes as they may have done in the past. This places burdens on our working capital which has been limited since we began operations. As a result, we have not consistently been able to maintain sufficient inventory levels and may not be able to do so in the future.

As is customary in the contract packing industry for small companies, we are expected to arrange for our contract packing needs sufficiently in advance of anticipated requirements. To the extent demand for our products exceeds available inventory and the capacities available under our contract packing arrangements, or orders are not submitted on a timely basis, we will be unable to fulfill orders on a timely basis. Our failure to accurately predict and manage our contract packaging requirements may impair relationships with our customers and independent distributors, which, in turn, would likely have a material adverse effect on our ability to maintain relationships with those customers and distributors.

The bankruptcy, cessation of operations, or decline in business of a significant customer or distributor could adversely affect our revenues, and could result in increased costs in obtaining a replacement.

We need to effectively manage our growth and the execution of our business plan. Any failure to do so would negatively impact our results.

To manage operations effectively, we must improve our operational, financial and other management processes and systems. We have a small staff and our success also depends largely on our ability to maintain high levels of employee utilization, to manage our costs in general and administrative expense in particular and otherwise to efficiently execute our business plan. We need to cost-efficiently add new brands and products, develop and expand our distribution channels, and efficiently implement our business strategies. There are no assurances that we will be able to effectively and efficiently manage our growth. Any inability to do so could increase our expenses and negatively impact our results of operations.

The loss of key personnel would directly affect our efficiency and economic results.

We are dependent upon the creative skills and leadership of our controlling shareholder Francis P. Manzo III, who serves as our President and Chief Executive Officer. The loss of the services of Mr. Manzo could have a material adverse affect on our business and operations, including our ability to develop and execute a long-term, profitable business plan. Due to inadequate working capital, we have not paid Mr. Manzo and compensation and there can be no assurance that he will continue to render services to us.

Our strategy requires us to develop and maintain relationships with other firms including manufacturers or co-packers for our finished products sourcing requirements.

Our strategy depends on various relationships with other firms for product development, research facilities, canning and bottling, distribution and low-cost marketing. Because of these relationships, we do not expect to invest heavily in fixed assets or factories. Of particular importance to us is our relationship with independent producers who manufacture our products pursuant to our specifications. We do not have our own production capacity and rely on independent contractors to produce our products. We will need to maintain and develop relationships with additional manufactures as we add products to our product mix. It is vital to our success that our producers deliver high quality products to us with favorable pricing terms. There can be no assurance, however, that we will be able to develop and maintain relationships which provide us the services and facilities we require. If we fail to develop and maintain such relationships, we may be forced to change our strategy, which could have a material adverse effect on the results of our operations.

Our business and financial results depend on maintaining a consistent and cost-effective supply of raw materials.

Raw materials for our products include concentrate, glass, labels, cans, plastic bottles, caps and packaging materials. We believe that we have adequate sources of raw materials, which are available from multiple suppliers, and that in general we maintain good supplier relationships. Prices for raw materials are generally determined by the market, and may change at any time. Increases in prices for any of these raw materials could have a material adverse impact on our ability to achieve profitability and our financial position. If we are unable to continue to find adequate suppliers for our raw materials on economic terms acceptable to us, this will adversely affect our results of operations.

Dependent upon verbal agreements with Co-Packers.

The Company has no formal contractual agreements with the co-packers that it uses. All arrangements are of a verbal mature between the management of the Company and the co-packer. As such, an arrangement with any co-packer can be terminated by either party without notice, If this were to occur, the Company would be required to source its' product from another similar supplier or co-packer, or discontinue the product line. There are alternative sources and co-packers for the Company's product from both domestic and foreign manufacturers, and suitable arrangements could be arranged.

We may not be able to acquire and successfully integrate additional products in the future.

We have grown our business primarily through development of our own brands. We are looking to acquire additional brands in the future. There can be no assurance that we will be able to acquire additional products or assimilate all of the products we do acquire into our business or product mix. Acquisitions can be accompanied by risks such as potential exposure to unknown liabilities relating to the acquired product. We have entered into, and may continue to enter into, joint ventures, which may also carry risks of liability to third parties.

Our inability to protect our trademarks and trade secrets may prevent us from successfully marketing our products and competing effectively.

Failure to protect our intellectual property could harm our brand and our reputation, and adversely affect our ability to compete effectively. Further, enforcing or defending our intellectual property rights, including our trademarks, copyrights and trade secrets, could result in the expenditure of significant financial and managerial resources. We regard our intellectual property, particularly our trademarks and trade secrets to be of considerable value and importance to our business and our success. We rely on a combination of trademark and trade secrecy laws, and contractual provisions to protect our intellectual property rights. There can be no assurance that the steps taken by us to protect these proprietary rights will be adequate or that third parties will not infringe or misappropriate our trademarks or similar proprietary rights. In addition, there can be no assurance that other parties will not assert infringement claims against us, and we may have to pursue litigation against other parties to assert our rights. Any such claim or litigation could be costly and we may lack the resources required to defend against such claims. In addition, any event that would jeopardize our proprietary rights or any claims of infringement by third parties could have a material adverse affect on our ability to market or sell our brands, profitably exploit our unique products or recoup our associated research and development costs.

We have limited working capital and will need to raise additional capital in the future; there is an uncertainty as to our continuation as a going concern.

Our capital needs in the future will depend upon factors such as market acceptance of our products and any other new products we launch, the success of our independent food broker network, customers and distributors and our production, marketing and sales costs. None of these factors can be predicted with certainty

We have sustained operating losses since our organization. We will need substantial additional debt or equity financing in the future. We currently have no legally binding commitments with any third parties to obtain additional equity or debt financing. We may not be able to obtain any additional financing on acceptable terms or at all. Our ability to obtain debt financing may be particularly unlikely because we have limited assets to use as collateral security for loans. As a result, we may not have adequate capital to implement future expansions, maintain our current levels of operation or to pursue strategic acquisitions. Our failure to obtain sufficient or any additional financing would likely result in an inability to market our products and maintain sufficient levels of inventory or the delay or abandonment of some or all of our development plans, any one of which would likely harm our business and the value of our common stock. There is uncertainty as to our continuation as a going concern.

Certain Factors Relating to Our Industry

We compete in an industry that is brand-conscious, so brand name recognition and acceptance of our products are critical to our success.

Our business is substantially dependent upon awareness and market acceptance of our products and brands by our targeted consumers; In addition, our business depends on acceptance by our customers and independent distributors of our brands that have the potential to provide incremental sales growth. Although we believe that we have been relatively successful towards establishing our brands, it is too early in the product life cycle of these brands to determine whether our products and brands will achieve and maintain satisfactory levels of acceptance by independent distributors and retail consumers.

We could be exposed to product liability claims for personal injury or possibly death.

Although we have product liability insurance in amounts we believe are adequate, we cannot assure that the coverage will be sufficient to cover any or all product liability claims. To the extent our product liability coverage is insufficient; a product liability claim would likely have a material adverse affect upon our financial condition. In addition, any product liability claim successfully brought against us may materially damage the reputation of our products; thus adversely affecting our ability to continue to market and sell that or other products.

The current U.S. economic uncertainty may have an adverse impact on our sales and earnings.

We cannot predict the impact of the current economic uncertainty in the United States, or the current international situation, on current and future consumer demand for and sales of our products. In addition, recent volatility in the global oil markets has resulted in rising fuel and freight prices, which many shipping companies are passing on to their customers. Our shipping costs have increased over the past several months, and we expect these costs may continue to increase. Due to the price sensitivity of our products, we do not anticipate that we will be able to pass these increased costs on to our customers.

Certain Factors Related to Our Ownership in Oil and Gas Wells

The Company's subsidiary, Wintree Energy Corporation own economic interest in certain oil and gas wells in Texas and Oklahoma. The production of oil and gas is dependent on the current market price for each commodity. Should prices fall below economic production, the well could be shut-down and no revenue would be generated. The wells are of a mature nature and production has been tapering downward over the life of the wells. The Company may also be required to make a capital commitment to the operator of the wells to expand the drilling depth of the wells to determine the potential for additional reserves below current well depth.

Certain Factors Related to Our Common and Preferred Stock

Because our Common Stock is considered a "penny stock," a shareholder may have difficulty selling shares in the secondary trading market.

Our Common Stock is subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "accredited investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as our Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for us to raise capital in the future through sales of equity in the public or private markets.

The price of our Common Stock may be volatile, and a shareholder's investment in our Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of our Common Stock, and this volatility may continue in the future. Our Common Stock is listed on the Pink OTC Market and there is a greater chance for market volatility for securities that trade on the Pink OTC Market as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the beverage industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Because our Preferred Stock is owned entirely by our controlling shareholder, its votes can determine Company policy.

The Company is authorized to issue up to 500,000,000 shares of Preferred Stock that can be separated by any class designated by the Board. The Company has issued 300,000,000 Preferred Shares with a Class A designation and 50,000,000 Preferred Shares in a Class B designation. The Class A Preferred Stock carries 20 votes per share and the Class B carries 10 votes per share. Both issuances are wholly owned by Appletree Capital Ltd. which in-turn is wholly owned by the President of the Company. These cumulative votes can determine the direction of the Company by the controlling shareholder.

Other factors:

The Company may be subject to further government regulation which would adversely affect our operations. The Company may be subject to certain tax consequences in our business, which may increase our costs of doing business. The Company may issue more shares in connection with a merger or acquisition; this would result in substantial dilution.

No State Registration: The Company has not as yet registered for sale in any State. The Company can undertake no assurance that state laws are not violated through the further sale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

Risk of Low-Priced Securities: The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

Dilution: Purchasers of the common shares offered hereby will incur an immediate substantial dilution, in terms of book value, from the public offering price of approximately $ 0.14 per share of Common Stock, assuming that all offered shares are sold.

No Dividends: No dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefore and other relevant factors.

Dependence on Key Personnel: Officers of the Company could fall victim to some kind of accident which would render them incapable of serving the Company. The Company's success is substantially dependent upon a limited number of key management, promotion and development, and customer support personnel. The loss of the services of one or more of such key employees could have a material adverse effect on the Company's business, financial condition or results of operations. In particular, the Company would be materially adversely affected if it were to lose the services of Francis Manzo, President, who has provided significant leadership and direction to the Company. The Company does not have employment contracts with and does not hold key-man life insurance and accident insurance policies on this individual. Even if it did, there is no assurance that this person could be replaced by qualified personnel.

Use of Proceeds: The Company will use the proceeds to further develop and market the Company's line of food products as well as introducing new products to the retail trade. Because there is a minimum to this offering, the possibility exists that at most a limited amount of proceed will be available to promote the Company's business plan. If that occurs, the Company will continue its development of its brands and products which is already underway, but the implementation of this project could be substantially reduced due to a lack of funds.

The Company is unable to provide any further information as to the numerous steps and inherent risks in commencing and conducting its activities, including the material steps necessary to achieve such activities and the material risks to the Company and investors in starting and conducting those activities.

Registration Rights: After this Offering, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein. Additionally, such holders are also entitled to certain demand registration rights pursuant to which they may require the Company to file a registration statement under the Securities Act at its expense with respect to their shares of Common Stock, and the Company is required to use its best efforts to affect such registration. Further, holders may require the Company to file additional registration statements on Form S-3 at the Company's expense. All of these registration rights are subject to certain conditions and limitations, among them the right of any underwriters of an offering to limit the number of shares included in such registration and the right of the Company not to affect a requested registration within six months following an offering of the Company's securities, including the Offering made hereby.

Prior to this Offering, there has been a public market for the Common Stock. The Company's common stock is quoted through the Pink OTC Market service. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of shares that may be sold in the public market, since this will depend on the market price of the Common Stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities. Any Underwriting Agreement will provide that the Company will indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act, as amended, or will contribute to payments any underwriters may be required to make in respect thereof. Certain persons participating in this offering may over-allot or effect transactions which stabilize maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with this offering. A penalty bid means an arrangement that permits any underwriters to reclaim a selling concession from a syndicate member in connection with this offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time. Additional Information: The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements examined by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim unaudited consolidated financial information.

ITEM 4. PLAN OF DISTRIBUTION

A maximum of 10,000,000 common shares are being offered to the public at $0.15 per share. There is no minimum. A maximum of $1,500,000 will be received from the offering.

The Company does not at present have an underwriter. If it does obtain an underwriter, any underwriter will receive such compensation as is allowed by the NASD. This will most likely be a 10% commission on all sales, plus 3% non-accountable expenses. There will also likely be underwriters warrants of 1 warrant for each 10 common shares sold.

Of the shares (the "Shares") of Common Stock, no par value per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by any selling shareholders. The Company will receive all proceeds from the sale of shares of Common Stock, after expenses and any brokers' compensation, if any.

ITEM 5. USE OF PROCEEDS TO ISSUER

The net proceeds to the Company from the sale of the shares of Common Stock to be sold by the Company in this Offering are estimated to be $1,500,000, before deducting any discounts, commissions and offering expenses payable by the Company and assuming that the maximum number of shares are sold. The principal purposes of the Offering are to increase the Company's equity capital, to generate sales revenue for the Company's products by increasing the Company's marketing efforts and hiring additional experienced personnel and independent food brokers.

Proceeds will be used to acquire product packaging, raw materials and contractual payments to contract co-packers to produce the products. The Company plans to lease a warehouse to inventory the finished goods for direct distribution to customers. In addition, the warehouse will also act as the corporate offices of the Company. The Company will also use the funds raised to hire additional experienced sales and marketing people to continue to further develop a network of food brokers to represent these products in their respective trade areas.

The long-terms plan of the Byers Food Company is to acquire similar food companies seeking either a merger or out-right sales of the business. We intend to acquire businesses with products lines that would complement the existing product line of the Company. Since the Company does not have any existing food manufacturing or production facilities, the Company will seek those companies that could produce such products that the Company's have done by outside co-packers.

The following table sets forth the use of the proceeds from this offering:

	If Maximum Sold Amount
Total Proceeds	$ 1,500,000
Less: Use of Net Proceeds	
Legal & Accounting	10,000
New Product Development and Design	200,000
Raw Materials and Packaging	200,000
Marketing and Selling	200,000
Finished Goods Inventory	100,000
Working Capital	140,000
Net Proceeds from Offering to be committed to Byers Food Company	$ 850,000
Proceeds for acquisition of oil and gas wells	150,000
Other General Corporate Purposes	500,000
Total Use of Net Proceeds	$ 1,500,000

There is no minimum amount of proceeds that must be raised before the Company may use the proceeds from this offering. The Company's order of priority for which any proceeds from this offering is raised is in the same order as listed in the use of proceeds column. If a figure is raised less than the maximum amount, management would evaluate, based on the amount of proceeds raised, which expenditures would create the best value and opportunity to generate sales revenue and profits. The marketing, packaging designs and actual packaging inventory expenditures would be the primary initial use of proceeds. The other uses would be ranked based upon general corporate need and revenue generation potential.

Note: After reviewing the portion of the offering allocated to the different categories, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

a) Other General Corporate Purposes

The Company in the normal course of business has held discussion with various food manufactures or marketers in possible acquisition for stock and cash. It is the Company intention to use limited leverage to acquire these businesses along with an issuance of the Company's publicly traded stock. In the current economic environment, bank financings are available, but not as readily available as in the past. The Company has been contacted by a few lenders about financing acquisitions, but the number of interested financial firms has declined from pervious experience. Still it is the intention of Byers to borrow funds to assist in the financing of acquired business where the expected cash flow could support the debt coverage and related payments.

The company is actively pursuing acquisitions of smaller food companies and their product line if it would compliment the brands that the Company will offer through its brokerage marketing network.

The Company may form or acquire additional trademarks and brands, and may acquire smaller business entities with trademarks and business platforms that will be able to maximize full the Company's trademarks' potential. We believe we will be able to meet these costs through use of funds in our treasury, through deferral of fees by certain service providers and additional amounts, as necessary, to be loaned to or invested in us by our stockholders, management or other investors.

The Company may consider acquisitions of businesses in related products fields. Such a company may be in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination with such a company may involve the acquisition of or merger with the company which may require additional capital.

Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

In addition, the increase in equity capital will provide a greater interest in the public market for the Common Stock and to facilitate future acquisitions of complimentary business by offering the Company's stock for such acquisitions and mergers.

The Company also intends to use the proceeds of the Offering for general working capital and corporate purposes.

Byers FOOD COMPANY


Byers
LOBSTER BISQUE
CREAM OF CRAB SOUP
VEGETARIAN SPLIT PEA SOUP
ORGANIC TOMATO SOUP


Byers ORGANIC
LENTIL SOUP
TOMATO SOUP
MINESTRONE SOUP
SPLIT PEA SOUP
VEGETABLE SOUP

All-Natural Chef Crusty's™

"The Value of Good Health."

Products the Company currently markets.

The Company

ITEM 6. DESCRIPTION OF BUSINESS

(a) History of Issuer

The Company was incorporated under the laws of the State of Florida on September 24, 1997. Current management took effective control on June 30, 2007. At that time the then President resigned from all offices, and all other inactive directors were dismissed by the new controlling shareholder.

The Company formerly known as Winsted Holdings, Inc. was registered as a Business Development Company ("BDC") under the Investment Company Act of 1940 ("Act") from November 23, 2004 until October 17, 2007 when it filed to withdraw as a BDC. This withdraw was due to deficient reporting requirements, and inaccurate and faulty filings that could not be corrected by management.

On June 23, 2008 Wintree Energy Corporation was incorporated under the laws of the State of Florida to engage in the energy fields. During the forth quarter of 2008, Wintree Energy Corporation acquired title to various interests in producing and non-producing oil and gas wells in Oklahoma and Texas.

On August 11, 2008 Francis Manzo, the controlling shareholder of Winsted Holdings, Inc. (our former name) merged Byers Food Company into Winsted Holdings, Inc. Byers Food Company (an Illinois Corporation) was controlled by the same individual that is the controlling shareholder of the Company. The merger resulted in the exchange of 100,000,000 shares of Class A Preferred Stock of Winsted Holdings, Inc. for all the outstanding shares in Byers Food Company.

Prior to entering into this share exchange with Byers Food Company, Winsted Holdings, Inc. was a company pursuing the acquisition of various operating businesses.

Effective October 1, 2008, Winsted Holdings, Inc. changed its' corporate name to Aventura Equities, Inc. and caused a 1 for 7,500 share reverse stock split to reduce the number of common shares outstanding. For financial accounting purposes this share exchange has been recognized as a reverse merger, and all of our historical financial statements prior to the share exchange are those of Byers Food Company.

Overview

We specialize in the marketing and distribution of food products, and have economic interest in certain oil and gas wells.

We develop, produce (primarily through co-packers), market and/or distribute food products for sale in the continental United States. While in certain cases we own the trademarks or have developed the formula for a product that we distribute, in other cases we are negotiating to only have the right to distribute the products and have been granted licenses of the trademark to allow us to do so. We refer to all of the products we distribute as "our products" throughout this Offering circular.

Over the past 12 months we have developed additional brands and food products in support of our existing brand portfolio. We are currently developing our distribution network of food brokers who act as our area marketing representatives. In turn, we are introducing our food products to various retailers, distributors, and wholesalers in the Continental United States and Canada.

Our production capacity is primarily through third party independent contract packers known as "co-packers". The expansion of our business has been negatively affected by insufficient working capital. As a result, we regularly make judgments as to inventory levels in general and whether to maintain inventory for any particular product based on available working capital, rather than maintaining the optimum levels required growing our business.

We distribute our products through established distributors. We are in discussion to expand the number of distributors we do business with in certain markets where we believe it is appropriate. Our distributors buy our products from us for resale. Our products are produced by independent co-packers pursuant to our specifications. Our management's relationships with manufacturers, suppliers, and retail customers provide the foundation through which we expect to grow our business in the future.

We have assembled, and will attempt to continue to assemble, our food products, on a "low cost" basis. We believe acquisition of other small brands and single trademark companies can be accomplished at extremely efficient "price multiples" in relation to their existing volume. We are willing to develop these brands with their original owners on a cooperative economic basis and share with them marketing, production, distribution contacts and the sophistication of our management team. We believe that the "skill-set" of our management team is a primary asset in the development of our acquired brands and trademarks.

We are currently negotiating with various firms engaged in the licensing of well-known trademarks for food products that we will market. We are dedicating a significant portion of our available resources to developing new products. Due to inadequate working capital we will reserve of capital to develop the food products that management believes have the best potential to show consistent sales and potential.

We believe that our organizational approach will also minimize the need to invest heavily in fixed assets or factories and will allow us to operate with modest overhead because of the on-going relationship between our management team and co-packers, suppliers and food brokers.

We also rely on food brokers and area distributors who handle direct store delivery sales, which also allow us to control our overhead. We have formed an independent network of food brokers to represent our food products in their respective marketing area.

Food Products

Our food products include, Byers ™ a product lines including organic and seafood soups, **Cellini** ™ for Italian-style food products, and **Chef Crusty's** ™, flavored bread dipping oil product.

Plan of Operation

The Company will use the proceeds from this offering to expand the number of products that it currently markets. Proceeds will be used to develop additional food products that will be marketed at the consumer level for under $2.00 per product (each). The Company wants to offer other food items at prices less than the established national brands. Items the company is developing include inexpensive cake, cookie, muffin and pancake mixes; noodle and skillet dinners; hot cereals and oatmeal's, toaster pastries; and additional soup varieties, all under the *Byers* trademark.

In addition, our business strategy is to increase sales by expanding distribution of our internally developed brands, as well as those for which we will hold distribution rights, in new and existing markets, stimulating consumer trial of new products and attempting to increase consumer awareness of, and brand loyalty to, our unique brands and products. We will also attempt to make efficient acquisitions of stand alone brands or distribution rights to existing brands as a way to grow our revenue. Key elements of our business strategy include: creating strong distributor relationships and key accounts; stimulating strong consumer demand for our existing brands and products with primary emphasis in the United States, Mexico, Central America and Canada; developing unique products and brands; and targeting strategic brand acquisitions and product development opportunities.

We expect to continue to grow our business with the support of an established food brokerage network. We have organized a network of sales and contract sales employees who are industry veterans and have assigned national coverage of our distribution network to this team. Compensation to these individuals is on a variable success basis. We believe that we benefit from the sales and marketing relationships that this team brings to the organization.

Marketing, Sales and Distribution

The Company's marketing efforts are to promote lower value-price better quality food products to the retail trade and ultimate purchasing consumer. The Company is engaged in marketing its' products to grocers, wholesalers and distributors who in turn sell to the general public. The Company uses a network of independent sales representatives to market the products to such retailers, wholesalers and distributors in their respective trade area. In the past two years, the Company management has spend its efforts in developing the food broker network and has dome limited sales to the retail trade.

Our marketing and pricing policies and programs take into consideration competitors' prices and our perception of what a consumer is willing to pay for the particular brand and product in the retail environment. Our goal is to competitively price our unique products with the other comparable premium brands.

The company has sold its' products to Walmart Stores, Inc., Food Lion Inc., and KFM Marketing & Sales, a regional distributor in the Midwest who in-turns sells directly to individual stores on a direct store delivery system.

Our sales efforts are supported by independent contractors with many years' expertise and experience in food products industry who have specific marketing area responsibility.

Advertising and Promotion

To support its expansion efforts, *Byers'* will market it products with retailer incentives, weekly advertisements and in-store coupons to drive sales at the retail level.

Customary in the retail trade is advance payments to retailers for shelf placement known as "Slotting". Slotting expenditures vary depending on the size of the retailer/wholesaler and whether the Company (and its' food broker representative) can negotiate a reasonable fee for the placement of the Company's products.

Other promotions that will be undertaken to support the business expansion will consist of free samples of the items, buy-one/get-one free, dollar specials. Other marketing expenditures will be for items such as newspaper coupons and tie-in with other manufacturers products (such as crackers).

Production/Contract Packing Arrangements

We currently use independent contract packers known as "co-packers" to prepare, can, bottle and package our products. Currently, our primary contract packers are Sea Watch International, Inc. in Maryland, Hanover Foods Company in New Jersey, and Diana's Specialty Foods, Inc. in Illinois. We continually review our contract packing needs in light of regulatory compliance and logistical requirements and may add or change co-packers based on those needs.

The Company has no formal actual contracts with the co-packers. All arrangement s are of a verbal nature between the Company's management and the co-packer as is customary in the business.

As it is customary in the contract packing industry, we are expected to arrange for our contract packing needs sufficiently in advance of anticipated requirements. Accordingly, it is our business practice to require our independent distributors to place their purchase orders for our products at least 10 days in advance of shipping. Other than minimum case volume requirements per production run, we do not have any minimum production requirements.

Raw Materials

Substantially all of the raw materials used in the preparation, canning, bottling and packaging of our products are purchased by us or by our contract packers in accordance with our specifications. The raw materials used in the preparation and packaging of our products are purchased from suppliers selected by us or in concert with our co-packers or by the respective supplier companies.

We believe that we have adequate sources of raw materials, which are available from multiple suppliers across the full range of our products.

Quality Control

We attempt to use quality ingredients for our products. We seek to ensure that all of our products satisfy our quality standards by our contract packers. Testing at each of our co-packers includes microbiological checks and other tests to ensure the production facilities for our products meet the standards and specifications of our quality assurance program. We believe the production facilities inspection programs are at least equal to industry standards. We are committed to an on-going program of product improvement with a view toward ensuring high quality of our products.

We believe we source and select only those suppliers that use only quality components. We also inspect packaging suppliers' production facilities and monitor their product quality.

Trademarks

We own a number of trademarks, including, in the United States, ***"Byers"*** ™ is our primary trademark. ***Cellini*** ™ is being used on a product line we are developing for a line of Italian-style food products. "***Chef Crusty's*** ™ is a product we have developed jointly with one of our sales representatives in the bread dipping oil segment.

We consider our trademarks and trade secrets to be of considerable value and importance to our business. No successful challenges to our registered trademarks have arisen and we have no reason to believe that any such challenges will arise in the future.

Impact of Inflation

The Company believes that inflation, under certain circumstances, could be beneficial to the Company's business. When inflationary pressures drive costs up, customers sometimes purchase greater quantities of product to take advantage of lower prices. However, in certain times raising prices may cause a decline in sales that could result in a reduced operating profit. Because the Company relies on outside co-packers to produce its products, it relies on commodities costs to be managed by the co-packers which pass along such increases to the Company. In addition, rise in energy prices causes additional freight and shipping cost. Inflationary trends in these commodities may cause price increases as well as supply problems. The Company believes it has adequate systems and alternatives in place to insure supply, but inflationary trends may make the Company's cost structure less attractive to its retail customers. The Company positions its products to be the lowest cost competitive items to its retail customers, and if inflation is constant to all competitors, the Company's products will remain the lowest cost alternative to its core customers.

Wintree Energy Corporation

The Company's wholly-owned subsidiary, Wintree Energy Corporation acquired interest in producing and non-producing wells in Oklahoma and Texas. The Company established Wintree Energy Corporation on June 23, 3008. Our intentions are to expand this activity with some of the proceeds from this offering in excess of our needs for Byers Food Company. See 'Used of Proceeds" section for allocations.

Wintree Energy Corporation owns an economic interest in the following properties:

- A shared 50% direct interest in various non-operated working interests in the wellbores of the Champion 320-1, 320-2 and 320-3 located in the Augustin Viesca Survey, A-77, Polk County, Texas. Operated by Old Pine Energy Corp. of Austin, Texas. These wells are currently shut in.
- A shared 50% direct interest in a 0.03125% Overriding Royalty Interest in the Wohl 9-2 located in Section 9-T14N-R19W, Custer County, Oklahoma. Operated by Chesapeake Operating, Inc. of Oklahoma City, Oklahoma. Over the past six (6) months (2008) reported period, this well has produced an average of approximately 7 MCFPD.
- A shared 50% direct interest in a non-operated working interest of 17.71739% (NRI: 14.17391%) in the wellbore of the Cantey B #1 well located in the SW/4 of Section 30, Block 2, T&P RR Co. Survey, A-1881, Palo Pinto County, Texas. Operated by Dynamic Production, Inc. of Fort Worth, Texas. Over the past six (6) months (2008) reported period, the Cantey B #1 well has produced an average of approximately 1 MCFPD.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company neither rents nor owns any properties. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities. The Company utilizes the office space and equipment of its controlling stockholder, Francis P. Manzo III, at no cost. Management estimates such amounts to be immaterial.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Identification of Directors and Executive Officers.*

A. Identification of Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	Age	Position
Francis Manzo	53	Presidents, Secretary and Director
Richard J. Lucchesi	52	Director
Ted Wordlaw	68	Director

Francis Manzo, our President, Secretary and sole-director is currently president of Aventura Equities, Inc., a position he has held since 2007, the Managing Principal of Appletree Capital Ltd., a position he has held since 2005, President of Byers Food Company, and a position he has held since 1998. Appletree Capital Ltd. is a private investment and business consulting firm based in Mc Henry, Illinois. From 1985 to 1998, From 1998 to 2005 Mr. Manzo was President of High-Low Foods, Inc. operating a retail grocery business in Northern Illinois. Mr. Manzo was President of QVP Brands, Inc. a consumer products marketer. Mr. Manzo assisted in the formation of various business entities. Mr. Manzo received a B.S. degree in Business Administration from Lewis University.

Richard J. Lucchesi, a Member of the Board has served for the past five years as Principal and President of Briric Investment, Inc., a real estate development and Management Company since it was founded in 2005. Mr. Lucchesi has a background in real estate and was an officer for 20 years with Ticor Title Insurance in Chicago.

Ted Wordlaw has served as a Member of our Board. Mr. Wordlaw for the past five years is President of Wordlaw Realty, a real estate developer in minority areas of Chicago and suburbs. Prior to Wordlaw Realty he has held a number of positions relating to real estate with Amoco Oil Company (now a part of British Petroleum) in Illinois.

The term of office of each director expires at the Company's annual meeting of stockholders or until their successors are duly elected and qualified. Directors are not compensated for serving as such. Officers serve at the discretion of the Board of Directors.

B. *Significant Employees*. Francis Manzo has in this capacity as President. The Company would be materially adversely affected if it were to loose the services of Mr. Manzo as President, who has provided significant leadership and direction to the Company and its' subsidiaries.

C. *Family Relationships*. None.

D. *Involvement in Certain Legal Proceedings*. There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. *The Board of Directors acts as the Audit Committee and the Board has no separate committees.* The Company has no qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert. The Company intends to continue to search for a qualified individual for hire.

F. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

The Securities and Exchange Commission has filed a civil suit against the former President of the Company, Mr. Mark Ellis in connection with securities sales under an S-8 exemption. The Company is not a party nor does it have sufficient knowledge of the status of this suit.

ITEM 9. EXECUTIVE COMPENSATION.

Our officer and director have not received any cash remuneration since inception. Officers will not receive any remuneration upon completion of the offering until the consummation of an acquisition. No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity. Our officer and director intend to devote only a few hours a week to our affairs.

It is possible that, after the Company successfully consummates a business transaction with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of our management for the purposes of providing services to the entity. However, the Company has adopted a policy whereby the offer of any post-transaction employment to members of management will not be a consideration in our decision whether to undertake any proposed transaction.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

Name and Address	Amount and Nature of Beneficial Ownership	Number of shares and (Percentage) of Class
Appletree Capital Ltd c/o: Francis P. Manzo III 5402 Brittany Mc Henry, IL 60050	Direct	250,000,000 Preferred Shares Class A (100%) 50,000,000 Preferred Shares Class B (100%) 5,000,000 Common Shares (78%)
Richard J. Lucchesi c/o: P. O. Box 55 Mc Henry, IL 60051-0055	Direct	25,000 Common Shares (2)
Ted Wordlaw c/o: P. O. Box 55 Mc Henry, IL 60051-0055	Direct	25,000 Common Shares (2)

(2) Nominal Ownership

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Control by Appletree Capital Ltd.

Our majority stockholder is Appletree Capital Ltd; which is wholly-owned by Francis Manzo who serves as our President and Director. Appletree Capital Ltd. currently owns all of the issued and outstanding controlling preferred stock of Aventura Equities, Inc, Consequently, this shareholder controls the operations of the Company and will have the ability to control all matters submitted to stockholders for approval, including:

- Election of the board of directors;

- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

This stockholder will thus have complete control over our management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the common stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

On October 15, 2008, the Company borrowed $1,000 from Briric Investments, Inc of which a Director of the Company, Richard J. Lucchesi is the sole shareholder. The Note bears a 5% interest rate from the Company, is documented and is payable on demand.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B. The Company utilizes the office space and equipment of its sole stockholder at no cost. Management estimates such amounts to be immaterial.

ITEM 12. SECURITIES BEING OFFERED.

Common Stock

A maximum of 10,000,000 common shares are being offered to the public at $0.15 per share. There is no minimum. A maximum of $1,500,000 will be received from the offering. Of the shares (the "Shares") of Common Stock, no par value per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by any selling shareholders. The Company will receive all proceeds from the sale of shares of Common Stock, after expenses and any brokers' compensation.

(a) *Description of Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 60,000,000,000 shares of Common stock, no par value per share (the "Common Stock"). As of March 31, 2009 - 6,270,581 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 500,000,000 shares of Preferred stock, no par value per share (the "Common Stock"). As of March 31, 2009 - 300,000,000 shares of Class A Preferred Stock and 50,000,000 Class B Preferred Stock were issued and outstanding.

All outstanding shares of Preferred Stock have equal rights and attributes. The holders of Class A Preferred Stock are entitled to twenty (20) votes per share and the Class B Preferred Stock are entitles to ten (10) votes per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Preferred Stock are entitled to share ratably in all assets remaining after payment of all liabilities. No Preferred Stock is being offered in the Offering Circular.

(c) *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchasers of Equity Securities

Our common stock trades on the "Pink Sheets" over-the-counter market with quotations available under the symbol "AVNE". The prices for the past three months after the 1 for 7,500 reverse stock split have ranged between $0.08 to $0.75.

Security Holders

At December 31, 2008, there were 6,270,581 shares of our common stock outstanding, which were held of record by approximately 431 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Dividends

The payment of dividends, if any, is to be within the discretion of our Board of Directors. We presently intend to retain all earnings, if any, for use in our business operations and accordingly, the Board of Directors does not anticipate declaring any dividends in the near future.

Other Information Relating to the Common Stock Being Offered.

Transfer Agent and Registrar: The Transfer Agent and Registrar for the Common Stock is Interwest Stock Transfer and its telephone number is (801) 272-9294 Shares Eligible for Future Sale: Upon completion of this Offering, the Company will have approximately 16,270,581 shares of Common Stock outstanding if the maximum is sold. All of the shares sold in this Offering are freely tradable under an exemption from registration. The preferred stock held by the controlling shareholder is deemed "restricted securities" under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. As a result the provisions of Rules 144, 144(k) and 701, no shares will be available for immediate sale in the public market on the date of this Offering circular. Beginning 180 days after the date of this Offering circular (i) no shares will be available for immediate sale in the public market in accordance with Rule 144(k) and (ii) some shares will be available for sale in the public market in accordance with Rule 144 or Rule 701, subject to the volume and other resale limitations of Rule 144.

In general, under Rule 144, beginning approximately 90 days after the effective date of the Offering Circular, a stockholder, including an Affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 60,000 shares immediately after this Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements of Rule 144.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of the State of Florida. Florida General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by the Florida General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

The Florida General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

Reports to security holders:

(1) The Company will file reports with the SEC. Initially, the Company will be a non-reporting company until such time as the company files quarterly and audited financial statements, and complies with the requirements of the Securities Exchange Act of 1934, as amended.

(2) The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that files electronically with the SEC, this can be found at http://www.sec.gov.

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FINANCIAL STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this offering circular, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this offering circular. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this offering circular or to reflect the occurrence of unanticipated events.

Results of Operations

Year ended December 31, 2008

Net sales. Net sales were $8,192 in fiscal 2008 a decrease of $67,000 or 89% compared to net sales of $75,192 in fiscal 2007. Revenues decreased due to consulting fees received in 2007 in connection with the Company's activities as a Business Development Company. Sales attributed to the food marketing business totaled $8,192 in 2008 and $16,691 in 2007, a decrease of $8,500. The decrease was due to the economic conditions after September 2008 that cause it customer base to slow down the purchase of new products and draw down their inventory of goods for sale. The economic conditions caused many retailers, wholesalers and distributors to take" a wait and see" approach to new product introductions, and to conserve their cash on hand.

Gross Profit. Gross profit was $3,927 in fiscal 2008 (47.9% of net sales), a decrease of $59,130 compared to gross profit of $63,057 in fiscal 2007(84.0% of net sales). The dollar decrease in gross-profit was primarily attributable to the Company's activities as a Business Development Company which it no longer is engaged in. The decrease gross-profit in fiscal 2008 from 2007 was primarily attributable to the impact of promotional discounts associated with the introduction of new products to the marketplace in late fiscal 2007 which had a great affect on gross-profit.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $19,506 in calendar 2008, a decrease of $82,131 compared to expenses of $101,637 in 2007. During the 2007 year a number of settlements and adjusting entries were made in connection with the restating, financial statement restructuring and negotiating with creditors on liabilities owed in prior years.

Income Taxes: We have incurred substantial net losses from our inception and as a result, have not incurred any income tax liabilities. No income tax benefits were recognized in fiscal 2008 and 2007 as we have provided valuation reserves against the full amount of the future carry forward loss tax benefit. We will evaluate the reserve every reporting period and recognize the tax benefits when realization is reasonably assured.

Financial Liquidity and Capital Resources

We have experienced net losses and negative cash flows from operations and investing activities for the fiscal years 2008 and 2007. Net losses for fiscal 2008 and 2007 aggregated $53,700. The Company has funded our operations to date by loans and advances from our controlling shareholder, some of which converted into our common stock. In order for us to continue and grow our business, we will need additional financing which may take the form of equity or debt. There can be no assurance we will be able to secure the financing we require, and if we are unable to secure the financing we need, we may be unable to continue our operations..

On January 17, 2007, the Company obtained a line of credit with a factor for aggregate borrowings of up to $300,000. The outstanding balance at December 31, 2008 was $6,793.20 with the receivable factor. The Company's chief executive officer has guaranteed the payment of our obligations under this factoring line.

On October 15, 2008, the Company borrowed $1,000 from Briric Investments, Inc of which a Director of the Company, Richard J. Lucchesi is the sole shareholder. The Note bears a 5% interest rate from the Company, is documented and is payable on demand.

We require additional working capital to continue operating as a going concern and to expand our business. We anticipate that increased sales revenues will help to some extent, but we will need to obtain funds from equity or debt offerings, and/or from a new or expanded credit facility. In the event we are not able to increase our working capital, we will not be able to achieve all or part of our plan, and our ability to attain profitable operations, generate positive cash flows from operating and investing activities and materially expand the business in fiscal 2009 will be materially adversely affected.

PART F/S

AVENTURA EQUITIES, INC.
Table of Contents
December 31, 2008

PAGE

FINANCIAL STATEMENTS

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AVENTURA EQUITIES, INC.

Financial Statement
For the Years Ending
December 31, 2008 and 2007

Aventura Equities, Inc.
Condensed Consolidated Balance Sheets

	December 31, 2008 (UNAUDITED)	December 31, 2007 (UNAUDITED)
ASSETS		
CURRENT ASSETS		
Cash	$ -	$ 265
Accounts Receivable - Net	705	1,344
Materials and Supplies	16,539	
Prepaid and other current assets	55,595	$ 55,595
Total current assets	$ 72,839	$ 57,204
FIXED AND OTHER ASSETS		
Interest in Oil and Gas Properties	$ 640	-
Intangibles	18,351	18,239
Total assets	$ 91,830	$ 77,443
LIABILITIES AND STOCKHOLDERS' (DEFICIT)		
CURRENT LIABILITIES		
Accounts payable and accrued expenses (Note E)	$ 160,520	$ 136,532
Advances from Preferred Shareholder	3,935	24,418
Notes payable (Note F)	1,000	-
Total current liabilities	$ 165,455	$ 160,950
Commitments and contingencies	--	--
Stockholders' (deficit)		
Preferred stock, no par value, 500,000,000 shares authorized, 100,000,000 shares issued and outstanding	--	--
Preferred stock, Series A, convertible, no par value, 50,000,000 shares authorized, 50,000,000 shares issued and outstanding at 12/31/2007; 200,000,000 shares authorized, 300,000,000 shares issued and outstanding at 12/31/2008, 200,000,000 shares issued and outstanding at 12/31/2007	$ 56,534,000	$56,524,000
Preferred stock, Series B, convertible, no par value, 50,000,000 shares authorized, 50,000,000 shares issued and outstanding	3,841,000	3,841,000
Common stock, no par value, 5,000,000,000 shares authorized; 3,620,241,722 shares issued and outstanding at December 31, 2008 and 2007 respectively (Note G)	10,288,213	10,287,251
Treasury stock, 1,000 shares, at cost	-	(16,500)
Accumulated (deficit)	(70,736,838)	(70,721,258)
Total stockholder's (deficit)	(73,625)	(85,507)
Total liabilities and stockholders' (deficit)	$ 91,830	$ 74,473

The accompanying notes are an integral part of these condensed consolidated financial statements.

Aventura Equities, Inc.
Condensed Consolidated Statements of Operations

	For the Year Ended December 31, 2008	For the Year Ended December 31 2007
	(UNAUDITED)	(UNAUDITED)
REVENUE	$ 8,192	$ 75,192
COST OF SALES	4,265	11,686
GROSS OPERATING PROFIT	3,927	63,057
COSTS AND EXPENSES		
General and administrative expenses	$ 19,506	101,637
	19,506	101,637
Income (Loss) from operations	(15,579)	(38,121)
Income tax expense	--	--
Net loss	$ (15,579)	$ (38,121)
PER SHARE INFORMATION -		
Weighted average shares outstanding - basic	$ 2,118,056	$ 733,881
NET LOSS PER COMMON SHARE - BASIC AND DILUTED	$ 0.007	$ 0.052

The accompanying notes are an integral part of these condensed consolidated financial statements.

Aventura Equities, Inc.
Condensed Consolidated Statements of Cash Flows

OPERATING ACTIVITIES	For the Year Ended December 31 2008 (UNAUDITED)	For the Year Ended December 31 2007 (UNAUDITED)
Net (loss)	$ (15,509)	$ (38,131)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:		
Other Liabilities	-	2,531
Changes in:		
Accounts receivable - trade	639	(1,344)
Prepaid and Supplies	(16,537)	-
Accounts payable	23,988	(2,003)
Intangibles	(114)	-
Net cash (used in) operating activities	(7,603)	(38,947)
INVESTING ACTIVITIES		
Investment in oil and gas properties	640	-
Net cash (used in) investing activities	640	-
FINANCING ACTIVITIES		
Note receivable Director	1,000	-
Advances from Preferred Shareholder	6,980	20,351
Reduction in Payable from former officer	-	18,796
Net cash provided by financing activities	7,980	39,147
Net (decrease) in cash	(265)	200
CASH AT BEGINNING OF YEAR	265	65
CASH AT END OF PERIOD	$ -	$ 265

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

General

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-K and therefore, do include all the information necessary for a fair presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America for a complete set of financial statements.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The results from operations for the year ended December 31, 2008 are not necessarily indicative of the results that may be expected for the year ended December 31, 2008.

Company Background and Basis of Presentation

Aventura Equities, Inc., formerly Winsted Holdings, Inc. (the "Company"), was incorporated under the laws of the State of Florida on September 24, 1997. The Company was seeking to merge or acquire an interest in business opportunities.

Management control was transfer to the current President on June 30, 2008. At that time the former president resigned as president and director. All other inactive directors were dismissed at that time by the controlling shareholder.

On October 18, 2007, the Company filed an N-54C to withdraw as a reporting Business Development Company. The presentation herein reflect it current status as if it was never a Business Development Company.

The Company formed Wintree Energy Corporation ("Wintree") incorporated under the laws of the State of Florida on June 23, 2008 to engage in the energy industry. Wintree subsequently acquired limited working interest in producing and non-producing oil and gas properties in Oklahoma and Texas.

On August 11, 2008 the Company acquired Byers Food Company in an exchange of stock issuing 100,000,000 shares of Preferred Stock, Class A in exchange for all issued and outstanding stock in Byers Food Company (an Illinois Corporation).

FEE INCOME

Fee income includes fees for services rendered by the Company to other third parties such as diligence, structuring, transaction services, management services, and other advisory services. Management and other advisory services fees are generally recognized as income as the services are rendered.

The Company recorded consulting fee income of $58,500 during the year ended December 31, 2007. This consulting business related to the Company's former status as a Business development Company ("BDC"). The Company is no longer engaged as a BDC.

Reclassification

Certain reclassifications have been made to conform to prior periods' data to the current presentation. These reclassifications had no effect on reported losses.

NOTE B - PREPAIDS AND OTHER CURRENT ASSETS

The Company has other current assets which consist of amounts totaling $55,595 due from the former Chief Executive Officer. No determination as been made as to their collectability. The Securities and Exchange Commission has filed a civil suit against the former officer in connection with securities sales under an S-8 exemption.

NOTE C - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following:

	December 31, 2008	December 31, 2007
Trade accounts payable	$160,520	136,532
Advances from Controlling Shareholder	3,934	24,418
	$ 164,454	$ 160,950

NOTE D - NOTES PAYABLE TO DIRECTOR

The Company has notes payable aggregating $1,000 with accrued interest of $25. This notes is made payable to a Director of the Company.

NOTE E - CAPITAL STOCK

Common Stock

On February 27, 2008 the Company amended the Articles of Incorporation to issue 60,000,000,000 shares, of which 60,000,000,000 shares shall be common shares at no par value per share and 500,000,000 shares shall be preferred shares at no par value per share.

During the year ended December 31, 2008 the Company issued 150,000,000 shares of preferred stock with a fair market value of $1 to its President in exchange for services to be provided through December 31, 2008.

Also during the years ended December 31, 2008, the Company issued 5,000,000 post split Common Stock to the Controlling Shareholder in exchange for monies advanced to the Company for expenses and advances. Aggregate proceeds of the advances totaled $17,462.

All valuations of the above shares that were issued as consulting fees are based on the stock price at the date of issue, this did not differ materially from the value of the services that were rendered by the consultants under the contracts.

Reverse Stock Splits

The Board of Directors approved the following reserve splits of the Company's common stock:

Effective Date	Reverse split ratio
March 7, 2005	1 for 1,000
June 23, 2005	1 for 1,500
January 26, 2007	1 for 1,250
October 1, 2008	1 for 7,500

All stock amounts and per share amounts in these condensed consolidated financial statements and footnotes are presented on a post-split basis.

NOTE F - RELATED PARTY TRANSACTIONS

Chief Executive Officer

From time to time, the Chief Executive Officer contributes funds to the Company for working capital purposes. For the year ended December 31, 2007, the Company received $15,994 from the Chief Executive Officer. The Chief Executive also received a grant of 150,000,000 shares of Class A preferred stock with a value of $1 during the year ended December 31, 2007.

NOTE G - SECURITIES AND EXCHANGE COMMISSION FILINGS

On May 2, 2008 the Company filed a Form 15 with the Securities and Exchange Commission ("SEC") and withdrew as a reporting company.

NOTE H - SECURITIES AND EXCHANGE COMMISSION MATTERS

On August 5, 2008, the Company settled all outstanding matters with the SEC relating to the sales of securities under an S-8 registration. No monetary fine or penalty was assessed. The Commission is pursuing civil action against the former officer in connection with this case.

PART III — EXHIBITS

Item 1. Index to Exhibits

Copies of each of the following exhibits have been enclosed with this notification:

Exhibit No.	Description
1	Articles of Incorporation
2	Bylaws
3	Offering Circular.
4.	Financial Statements (Unaudited)
5.	Agreement with Factor

SIGNATURES

POWER OF ATTORNEY KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Samuel H. Sloan, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Offering Statement, and to sign any registration statement for the same offering covered by this Offering Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS OFFERING STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

June 1, 2009

By: ______________________
Francis P. Manzo III
President, Chief Operating Officer and Director

By: ______________________
Richard J. Lucchesi
Director

By: ______________________
Ted Wordlaw
Director